



16003349

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 26 2016

Washington DC

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SEC FILE NUMBER
8- 67960

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/15___ AND ENDING___12/31/15___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centerre Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1839 Lake St. Louis Blvd
                    (No. and Street)

Lake St. Louis   MO   63367
   (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    David M. Hoff   636-695-2807
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm, LLP
                 (Name – if individual, state last, first, middle name)

800 Market St., Suite 500   St. Louis   MO   63101
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



Page 3

OATH OR AFFIRMATION

I, _____David M. Hoff_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Centerre Capital, LLC_____ , as of _____December 31_____ , 20__15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____Managing Member_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CENTERRE CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

Contents

Centerre Capital, LLC
Statement of Financial Condition
December 31, 2015

Assets

Assets		
Cash	$	95,730
Due from related party		3,299
Deposits		2,652
Total Assets	$	101,681

Member's Equity

Member's Equity	$	101,681
Total Member's Equity	$	101,681

Centerre Capital, LLC
Statement of Income and Changes in Members' Equity
Year Ended December 31, 2015

Revenues		
Concessions	$	10,503
Expenses		
Commissions		10
Licenses and fees		7,939
Professional fees		10,845
Other operating expenses		5,800
Total Expenses		24,594
Income from Operations		(14,091)
Other Income (Expense)		
Representative reimbursements, net		(18,704)
Administrative expense		(12,681)
Total Other Income (Expense)		(31,385)
Net Loss		(45,476)
Member's Equity, Beginning of Year		147,157
Member's Equity, End of Year	$	101,681

Centerre Capital, LLC
Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows From Operating Activities		
Net loss	$	(45,476)
Adjustments to reconcile net loss to net cash		
used in operating activities		
(Increase) decrease in assets		
Concessions receivable		5
Due from related party		(3,299)
Prepaid expenses		18,680
Deposits		(311)
Net Cash Used By Operating Activities		(30,401)
Net Decrease in Cash		(30,401)
Cash, Beginning of Year		126,131
Cash, End of Year	$	95,730

1. **Nature of Operations and Basis of Presentation**

   Nature of Operations
   Centerre Capital, LLC, a Missouri Limited Liability Company (the "Company"), was organized on May 26, 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company engages in the sales and administration of securities and other investment products.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standard Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

2. **Summary of Significant Accounting Policies**

   Use of Estimates
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Fair Value Measurements
   The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair values, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance established a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority. Carrying amounts of certain financial instruments such as cash approximate fair value due to their short maturities or because the terms are similar to market terms.

   Concentration of Credit Risk
   Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains its cash primarily with one financial institution. Deposits at this bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

   Revenue Recognition
   Concessions income is recognized as earned with billed but not collected amounts reflected as concessions receivable.

Income Taxes
The Company is a single member limited liability company and earnings and losses are included in the personal income tax return of its sole member. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognized interest and penalties related to unrecognized tax liabilities in the statement of income and members' equity.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2012. As of and for the year ended December 31, 2015, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events
The Company has evaluated subsequent events through February 24, 2016, the date the financial statements were available to be issued. On January 26, 2016, the Company's sole member entered into a Purchase Agreement to sell 100% of its membership units. Such sale is contingent upon the purchaser obtaining the necessary regulatory approvals from the FINRA. It was concluded that there were no other events or transactions occurring during this period that required recognition or disclosure in the financial statements.

3. **Net Capital Requirements**
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $50,000 and requires the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At December 31, 2015, the Company was in compliance with both of the above stated net capital rules.

4. **Related Party Transactions**

Leasing Arrangements
The Company leases its offices in Lake St. Louis, Missouri from an affiliated corporation which the owner of the Company also controls. The affiliated corporation leases the offices from a limited liability company in which the sole member of the Company has a 40% interest. Rent expense amounted to $237 for the year ended December 31, 2015. This expense is recorded with the administrative fees discussed below.

Related Party Receivable
Due to an allocation error, the Company is due an amount representing a refund of some administrative fees paid during 2015 to First Heartland Capital, Inc. The related party receivable for year ended December 31, 2015 is $3,299.

Administrative Fees

The Company pays an administrative fee to First Heartland Corporation (the "Corporation") and First Heartland Capital, Inc. ("Capital"), which are controlled by the Company's owner, for its share of certain operating expenses. Administrative fees consist of payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily of actual time spent by the employees with respect to each entity. The Company believes that such allocation methods are reasonable. Administrative fees totaled $12,681 for the year ended December 31, 2015 and are included in the statement of income and member's equity.

Clearing Agreement

The Company has entered into a Sub-Broker Agreement with Capital whereby Capital will provide clearing services for the Company in accordance with the terms of a clearing agreement that Capital maintains with a national broker-dealer.

5. **Risks Associated with Financial Instruments**

   In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

   The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

6. **Revenue from Contracts with Customers**

   In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers (*ASU 201409), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principal of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods and services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2018, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2019.

7. **Presentation of Financial Statements – Going Concern**

   In August 2014, the FASB issues ASU No. 2014-15, *Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,* which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date the financial statements are issued and to provide related disclosures. ASU 2014-15 is effective for us for our annual year ending December 31, 2016, and for interim periods thereafter. We are currently evaluating the impact of this standard on our financial statements.

Centerre Capital, LLC
Computation of Net Capital, Aggregate Indebtedness,
and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2015

Total Member's Equity	$	101,681
Less non-allowable assets:		
Due from related party		3,299
Deposits		2,652
Total non-allowable assets		5,951
Net capital before haircuts on securities positions		95,730
Haircuts on securities		-
Net Capital	$	95,730
Aggregate Indebtedness	$	-
Minimum Dollar Net Capital Requirement	$	50,000
Excess Net Capital	$	45,730
Ratio of Aggregate Indebtedness to Net Capital		.000 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

Centerre Capital, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the indentified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Centerre Capital, LLC

I, David M. Hoff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Managing Member

02/24/16



Report of Independent Registered Public Accounting Firm

Member
Centerre Capital, LLC
Lake St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) Centerre Capital, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Centerre Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (2)(ii) (the "exemption provision") and (2) Centerre Capital, LLC stated that Centerre Capital, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Centerre Capital, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Centerre Capital, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 24, 2016

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Page 13

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Centerre Capital, LLC
1839 Lake St. Louis Blvd.
Lake St. Louis, MO 63367

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Zeonia Christy 636-695-2822

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 0

   B. Less payment made with SIPC-6 filed (exclude interest)   (18)
     07/27/16
         Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   (18)

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ (18)

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $

   H. Overpayment carried forward $(18)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Centerre Capital, LLC
(Name of Corporation, Partnership or other organization)
Jeanne A. Jehle
(Authorized Signature)

Dated the 24 day of February, 20 16.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 10,503

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   10,503

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   10,366

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

       Enter the greater of line (i) or (ii)

       Total deductions   10,366

2d. SIPC Net Operating Revenues $ 137

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)

2